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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Hanover Capital Mortgage Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

200 Metroplex Drive, Suite 100

Address of Principal Executive Office (Street and Number)
Edison, NJ 08817

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑ ☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
At a result of continued turmoil and uncertainty in the capital markets and lack of trading of similar securities, the Company requires more time to arrive at the fair value of certain of its assets for financial statement purposes and certain REIT compliance purposes, including its Master Repurchase Agreement with Ramius and its portfolio of subordinate mortgage backed securities collateralized by prime mortgage loans. The Company has been unable to complete and file its quarterly report on Form 10-Q for the quarter ended September 30, 2007 by November 14, 2007, for these reasons.

\

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Harold F. McElraft	(732)	593-1044
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report results of operations for the three and nine months ended September 30, 2007 that are significantly different than its results of operations from the same periods in the previous year.
     Historically, the Company has determined the estimated fair value of its subordinate mortgage backed securities portfolio using an enhanced proprietary valuation model it has developed. The Company’s subordinate mortgage backed securities are not readily marketable with quoted market prices.
     As a consequence of limited trading and the distressed market for the securities held in its portfolio during the quarter ended September 30, 2007 and through the date of this report, identifying the relevant market inputs for determining the fair market values underpinning the Company’s market valuation adjustments for the current periods is more complex than in prior periods. Although the Company believes the inherent assumptions underlying its model are still relevant in the current market, it does not have actual trades to utilize as a point of reference or comparison and therefore the securities are not subject to valuation based on observable market transactions. As a result of this uncertainty and the distressed nature of the market, the Company has modified its process for determining the estimated market value of its subordinate mortgage backed securities to include expanded utilization of inputs from third parties. As of the date of this report, the Company continues to apply recently gathered information in this process to determine the valuation of its subordinate mortgage backed securities portfolio.
     The Company expects to recognize a significant impairment in the fair value of its subordinate mortgage backed securities portfolio for the three and nine month periods ended September 30, 2007 compared to the same periods in 2006 for which no significant impairment was recorded. Because of the continuing assessment of the valuation of its subordinate mortgage backed securities portfolio discussed above, the Company is unable to provide an accurate estimate of the magnitude of that impairment at this time. However, the amount of the impairment is expected to be significantly greater than the amount taken in the second quarter ended June 30, 2007 of $11.8 million.

Hanover Capital Mortgage Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2007	By	/s/ Harold F. McElraft

Name: Harold F. McElraft
Title: Chief Financial Officer and Treasurer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

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